Exhibit 12.01

GLENBOROUGH REALTY TRUST INCORPORATED

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Dividends

For the five years ended December 31, 2003 (dollars in thousands)

	1999	2000		2001	2002		2003
EARNINGS, AS DEFINED

Net Income before Preferred Dividends (1)	$50,286	$36,236		$43,875	$22,490		$29,654
Gain on Sales of Real Estate Assets	(9,013)	(20,482)		(884)	(6,704)		(14,204)
Minority Interest	3,647	3,307		2,745	291		1,101
Interest Expense (2)	64,782	63,280		37,802	38,746		38,501

	$109,702	$82,341		$83,538	$54,823		$55,052

FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED

Interest Expense (2)	$64,782	$63,280		$37,802	$38,746		$38,501
Capitalized Interest	2,675	3,777		4,573	3,939		3,119

Fixed Charges	67,457	67,057		42,375	42,685		41,620
Preferred Dividends	22,280	20,713		19,564	19,564		19,491

Fixed Charges and Preferred Dividends	$89,737	$87,770		$61,939	$62,249		$61,111

RATIO OF EARNINGS TO FIXED CHARGES (1)	1.63	1.23		1.97	1.28		1.32

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (1)	1.22	—	(3)	1.35	—	(4)	—	(5)

(1)	Includes depreciation and amortization expense as a deduction.
(2)	Includes interest expense from discontinued operations.
(3)	For the year ended December 31, 2000, earnings were insufficient to cover fixed charges and preferred dividends by $5,429.
(4)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges and preferred dividends by $7,426.
(5)	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges and preferred dividends by $6,059.